October 20, 2005


MaiStop 4561


Philip J. Myers
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN 55343

Re:	American Church Mortgage Company
	Form 10-K for the year ended December 31, 2004
	Filed March 31, 2005
      File No. 33-87570

Dear Mr. Myers:

      We have reviewed your response letters dated June 21, 2005, September 2, 2005, September 13, 2005 and October 5, 2005 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Bond Portfolio, page F-8

1. We have considered your responses to our previous comment. In future filings revise your disclosure to state, if true, that because the church bonds receivable are callable at any time by the issuer at par the Company has concluded that the fair value of the bonds is not in excess of the amortized cost.



Please respond to the comments included in this letter within ten business days. Please file your response on EDGAR. If you have any questions, you may contact Robert Telewicz at (202) 551-3438 or me at
(202) 551-3498.

      Sincerely,



							Linda van Doorn
      Senior Assistant Chief Accountant
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Philip J. Myers
American Church Mortgage Company
October 20, 2005
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